Applied Digital Corporation 3811 Turtle Creek Blvd., Suite 2100 Dallas TX, 75219 (214) 427-1704 | www.applieddigital.com

April 16, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Lisa Etheredge Robert Littlepage

Re:	Applied Digital Corporation Form 10-K for the Fiscal Year Ended May 31, 2024 Form 10-Q for the Period Ended November 30, 2024 File No. 001-31968

Dear Ms. Etheredge and Mr. Littlepage:

Applied Digital Corporation (the “Company,” “we,” or “our”) acknowledges receipt of your comment letter (the “Comment Letter”) dated April 3, 2025 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) regarding the above-referenced Form 10-K, as filed on August 30, 2024 and Form 10-Q, as filed on January 14, 2025. As such, set forth below is the Company’s response to the comments contained in the Comment Letter. To facilitate the Staff’s review, the Company has included the Staff’s comment in bold italics below.

Form 10-K for Fiscal Year Ended May 31, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Commentary on Results of Operations for the fiscal year ended May 31, 2024, page 55

1.	Please revise to explain, in sufficient detail, the reasons driving changes in your financial statement line items. Your revised disclosures should also address relevant segment information as necessary to understand the business as a whole. For example, you disclose two reasons for the $109.8 million increase in consolidated revenues during the year ended May 31, 2024 compared to the previous year. However, you do not quantify the extent to which each factor contributed to the overall change. Additionally, you attributed a portion of the change to increased capacity but did not quantify the extent to which capacity increased between periods and specific reasons for that change. Refer to Item 303(a) and (b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that the Company intends to include additional disclosure regarding the reasons driving changes in our financial statement line items, addressing relevant segment information when necessary, in the Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company’s future Form 10-Q and Form 10-K filings, in accordance with Item 303(a) and (b) of Regulation S-K.

Specifically, the Company will also include disclosure in its next Form 10-K filing, quantifying the extent to which each factor contributed to the $109.8 million increase in consolidated revenues during the year ended May 31, 2024, compared to the previous year, including the extent to which hosting capacity increased between periods and specific reasons for that change.

Audited Financial Statements

2. Basis of Presentation and Significant Accounting Policies

Recent Accounting Pronouncements, page 75

2.	We note your discussion about ASU 2023-07, Segment Reporting (“Topic 280”): Improvements to Reportable Segment Disclosure. Please confirm that, based upon your fiscal year-end, the ASU is effective for the fiscal year that began June 1, 2024 and for interim periods in the fiscal year beginning June 1, 2025.

Response: The Company acknowledges the Staff’s comment and confirms that, based upon the Company’s fiscal year-end, ASU 2023-07, Segment Reporting (“Topic 280”): Improvements to Reportable Segment Disclosure is effective for the Company’s fiscal year that began June 1, 2024 and for interim periods in the fiscal year beginning June 1, 2025.

Form 10-Q for the Period Ended November 30, 2024

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Sources of Liquidity, page 43

3.	Please revise to provide a more fulsome discussion of material cash requirements from known contractual obligations, including lease obligations, purchase obligations, minimum debt payments, and other liabilities reflected on your balance sheet. Your discussion should also address any material commitments or obligations that are reasonably likely to have a material current or future effect on your financial condition, results of operations, liquidity, or capital resources. Refer to Item 303(c) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that the Company intends to include more fulsome discussion of material cash requirements from known contractual obligations, including lease obligations, purchase obligations, minimum debt payments, and other liabilities reflected on its balance sheet, in the Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Company’s future Form 10-Q and Form 10-K filings, in accordance with Item 303(c) of Regulation S-K.

4.	As a related matter, please revise to explain how you determined that you had the ability to generate and obtain sufficient amounts of cash to meet your requirements and plans both in the short and long term. We note your disclosure on page 9 that you believe substantial doubt to continue as a going concern has been alleviated by your January 2025 Unit Purchase Agreement with Macquarie Asset Management. However, on page 27, you indicate that closing for this agreement is conditioned upon several items, including the execution of a lease with a hyperscaler. Please revise to clarify when closing of this agreement is expected to take place and how your ability to continue as a going concern will be impacted if you are unable to meet the closing conditions for this agreement.

Response: The Company acknowledges the Staff’s comment. The Company respectfully advises the Staff that the Company inadvertently referenced the subsequent events disclosed in “Note 13 – Subsequent Events” rather than repeating the information contained in “Sources of Liquidity” disclosed in the Management’s Discussion and Analysis of Financial Condition and Results of Operations. In addition, the Company intends to include expanded disclosure regarding the going concern assessment for the applicable reporting period in future Form 10-Q and Form 10-K filings.

Please contact the undersigned if you have any comments or questions regarding the foregoing. Thank you in advance for your cooperation in connection with this matter.

APPLIED DIGITAL CORPORATION

/s/ Wes Cummins
Wes Cummins Chief Executive Officer

cc: Steven E. Siesser, Esq., Lowenstein Sandler LLP